**U.S. COMMERCIAL CORP., S.A. DE C.V.**

29 july, 2002

**Securities and Exchange Comission**
Office of International Corporate Finance
45[redacted]
W
U.

02049185

SUPPL

Reference. U.S. Commercial Corp., S.A. de C.V.
File Number 82-34669

Enclosed, find the unaudited consolidated and non consolidated financial statements as of june 30, 2002 and 2001 for U.S. COMMERCIAL CORP., S.A. DE C.V.

This statements are the traslated versions wich are sent every quarter to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV).

Included are:

Balance sheet, income statement, statement of changes in financial position, breakdown of main concepts, ratios and data per share.

The following information is also sent to the BMV:

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements.

PROCESSED
AUG 2 1 2002
THOMSON
FINANCIAL

Sincerely,

C.P. Quintín Humberto Botas Hernández
Attorney in fact

dlw 8/20

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: **2** Year: **2002**

**U.S. COMMERCIAL CORP., S.A. DE C.V.**

**CONSOLIDATED FINANCIAL STATEMENT**

AT JUNE 30 OF 2002 AND 2001

(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT | | QUARTER OF PREVIOUS | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **1** | **TOTAL ASSETS** | **18,356,983** | **100** | | **100** |
| **2** | **CURRENT ASSETS** | **8,318,842** | **45** | | |
| 3 | CASH AND SHORT-TERM INVESTMENTS | 2,428,401 | 13 | | |
| 4 | ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) | 477,504 | 3 | | |
| 5 | OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE | 119,246 | 1 | | |
| 6 | INVENTORIES | 4,914,048 | 27 | | |
| 7 | OTHER CURRENT ASSETS | 379,643 | 2 | | |
| **8** | **LONG-TERM** | **0** | **0** | | |
| 9 | ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) | 0 | 0 | | |
| 10 | INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED | 0 | 0 | | |
| 11 | OTHER INVESTMENTS | 0 | 0 | | |
| **12** | **PROPERTY, PLANT AND EQUIPMENT** | **1,934,424** | **11** | | |
| 13 | PROPERTY | 829,584 | 5 | | |
| 14 | MACHINERY AND INDUSTRIAL | 0 | 0 | | |
| 15 | OTHER EQUIPMENT | 2,160,719 | 12 | | |
| 16 | ACCUMULATED DEPRECIATION | 1,067,265 | 6 | | |
| 17 | CONSTRUCTION IN PROGRESS | 11,386 | 0 | | |
| **18** | **DEFERRED ASSETS (NET)** | **8,042,274** | **44** | | |
| **19** | **OTHER ASSETS** | **61,443** | **0** | | |
| **20** | **TOTAL LIABILITIES** | **8,031,725** | **100** | | **100** |
| **21** | **CURRENT LIABILITIES** | **5,606,219** | **70** | | |
| 22 | SUPPLIERS | 2,635,106 | 33 | | |
| 23 | BANK LOANS | 812,858 | 10 | | |
| 24 | STOCK MARKET LOANS | 0 | 0 | | |
| 25 | TAXES TO BE PAID | 285,827 | 4 | | |
| 26 | OTHER CURRENT LIABILITIES | 1,872,428 | 23 | | |
| **27** | **LONG-TERM LIABILITIES** | **2,301,385** | **29** | | |
| 28 | BANK LOANS | 2,277,448 | 28 | | |
| 29 | STOCK MARKET LOANS | 0 | 0 | | |
| 30 | OTHER LOANS | 23,937 | 0 | | |
| **31** | **DEFERRED LOANS** | **115,534** | **1** | | |
| **32** | **OTHER LIABILITIES** | **8,587** | **0** | | |
| **33** | **CONSOLIDATED STOCK HOLDERS' EQUITY** | **10,325,258** | **100** | | **100** |
| **34** | **MINORITY INTEREST** | **5,015,389** | **49** | | |
| **35** | **MAJORITY INTEREST** | **5,309,869** | **51** | | |
| **36** | **CONTRIBUTED CAPITAL** | **2,363,835** | **23** | | |
| 37 | PAID-IN CAPITAL STOCK (NOMINAL) | 330,874 | 3 | | |
| 38 | RESTATEMENT OF PAID-IN CAPITAL STOCK | 1,460,526 | 14 | | |
| 39 | PREMIUM ON SALES OF SHARES | 572,435 | 6 | | |
| 40 | CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES | 0 | 0 | | |
| **41** | **CAPITAL INCREASE (DECREASE)** | **2,946,034** | **29** | | |
| 42 | RETAINED EARNINGS AND CAPITAL RESERVE | 1,153,921 | 11 | | |
| 43 | REPURCHASE FUND OF SHARES | 1,539,950 | 15 | | |
| 44 | EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY | 126,433 | 1 | | |
| 45 | NET INCOME FOR THE YEAR | 125,730 | 1 | | |

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **2** YEAR: **2002**
**U.S. COMMERCIAL CORP., S.A. DE C.V.**

**CONSOLIDATED FINANCIAL STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **3** | **CASH AND SHORT-TERM INVESTMENTS** | **2,428,401** | **100** | | **100** |
| 46 | CASH | 378,236 | 16 | | |
| 47 | SHORT-TERM INVESTMENTS | 2,050,165 | 84 | | |
| **18** | **DEFERRED ASSETS (NET)** | **8,042,274** | **100** | | **100** |
| 48 | AMORTIZED OR REDEEMED EXPENSES | 0 | 0 | | |
| 49 | GOODWILL | 7,955,124 | 99 | | |
| 50 | DEFERRED TAXES | 87,150 | 1 | | |
| 51 | OTHERS | 0 | 0 | | |
| **21** | **CURRENT LIABILITIES** | **5,606,219** | **100** | | **100** |
| 52 | FOREING CURRENCY LIABILITIES | 5,320,392 | 95 | | |
| 53 | MEXICAN PESOS LIABILITIES | 285,827 | 5 | | |
| **24** | **STOCK MARKET LOANS** | **0** | **100** | | **100** |
| 54 | COMMERCIAL PAPER | 0 | 0 | | |
| 55 | CURRENT MATURITIES OF MEDIUM TERM NOTES | 0 | 0 | | |
| 56 | CURRENT MATURITIES OF BONDS | 0 | 0 | | |
| **26** | **OTHER CURRENT LIABILITIES** | **1,872,428** | **100** | | **100** |
| 57 | OTHER CURRENT LIABILITIES WITH COST | 23,210 | 1 | | |
| 58 | OTHER CURRENT LIABILITIES WITHOUT COST | 1,849,218 | 99 | | |
| **27** | **LONG-TERM LIABILITIES** | **2,301,385** | **100** | | **100** |
| 59 | FOREING CURRENCY LIABILITIES | 2,301,385 | 100 | | |
| 60 | MEXICAN PESOS LIABILITIES | 0 | 0 | | |
| **29** | **STOCK MARKET LOANS** | **0** | **100** | | **100** |
| 61 | BONDS | | 0 | | |
| 62 | MEDIUM TERM NOTES | | 0 | | |
| **30** | **OTHER LOANS** | **23,937** | **100** | | **100** |
| 63 | OTHER LOANS WITH COST | 23,937 | 100 | | |
| 64 | OTHER LOANS WITHOUT COST | 0 | 0 | | |
| **31** | **DEFERRED LOANS** | **115,534** | **100** | | **100** |
| 65 | NEGATIVE GOODWILL | 0 | 0 | | |
| 66 | DEFERRED TAXES | 0 | 0 | | |
| 67 | OTHERS | 115,534 | 100 | | |
| **32** | **OTHER LIABILITIES** | **8,587** | **100** | | **100** |
| 68 | RESERVES | 0 | 0 | | |
| 69 | OTHERS LIABILITIES | 8,587 | 100 | | |
| **44** | **EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY** | **126,433** | **100** | | **100** |
| 70 | ACCUMULATED INCOME DUE TO MONETARY POSITION | 0 | 0 | | |
| 71 | INCOME FROM NON-MONETARY POSITION ASSETS | 126,433 | 100 | | |

# MEXICAN STOCK EXCHANGE
# SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **2** YEAR: **2002**
**U.S. COMMERCIAL CORP., S.A. DE C.V.**

**CONSOLIDATED FINANCIAL STATEMENT**
OTHER CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REFS | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 72 | WORKING CAPITAL | 2,712,623 | |
| 73 | PENSIONS FUND AND SENIORITY PREMIUMS | 0 | |
| 74 | EXECUTIVES (*) | 622 | |
| 75 | EMPLOYERS (*) | 12,932 | |
| 76 | WORKERS (*) | 0 | |
| 77 | CIRCULATION SHARES (*) | 890,250,000 | |
| 78 | REPURCHASED SHARES (*) | 0 | |

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM**
**U.S. COMMERCIAL CORP., S.A. DE C.V.**

QUARTER: **2** YEAR: **2002**

**CONSOLIDATED EARNING STATEMENT**
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

**Final Printing**

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **1** | **NET SALES** | **18,950,010** | **100** | | **100** |
| 2 | COST OF SALES | 14,835,712 | 78 | | |
| **3** | **GROSS INCOME** | **4,114,298** | **22** | | |
| 4 | OPERATING | 3,848,432 | 20 | | |
| **5** | **OPERATING INCOME** | **265,866** | **1** | | |
| 6 | TOTAL FINANCING COST | (128,528) | (1) | | |
| **7** | **INCOME AFTER FINANCING COST** | **394,394** | **2** | | |
| 8 | OTHER FINANCIAL OPERATIONS | 102,773 | 1 | | |
| **9** | **INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING** | **291,621** | **2** | | |
| 10 | RESERVE FOR TAXES AND WORKERS' PROFIT SHARING | 131,856 | 1 | | |
| **11** | **NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING** | **159,765** | **1** | | |
| 12 | SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES | 0 | 0 | | |
| **13** | **CONSOLIDATED NET INCOME OF CONTINUOUS** | **159,765** | **1** | | |
| 14 | INCOME OF DISCONTINUOUS OPERATIONS | 0 | 0 | | |
| **15** | **CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS** | **159,765** | **1** | | |
| 16 | EXTRAORDINARY ITEMS NET EXPENSES (INCOME) | 0 | 0 | | |
| 17 | NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES | 0 | 0 | | |
| **18** | **NET CONSOLIDATED INCOME** | **159,765** | **1** | | |
| 19 | NET INCOME OF MINORITY INTEREST | 34,035 | | | |
| **20** | **NET INCOME OF MAJORITY INTEREST** | **125,730** | **1** | | |

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **2** YEAR: **2002**
**U.S. COMMERCIAL CORP., S.A. DE C.V.**

**CONSOLIDATED EARNING STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **1** | **NET SALES** | **18,950,010** | **100** | | **100** |
| 21 | DOMESTIC | | | | |
| 22 | FOREIGN | 18,950,010 | 100 | | |
| 23 | TRANSLATED INTO DOLLARS (***) | | | | |
| **6** | **TOTAL FINANCING COST** | **(128,528)** | **100** | | **100** |
| 24 | INTEREST PAID | 114,727 | 89 | | |
| 25 | EXCHANGE LOSSES | 150,373 | 117 | | |
| 26 | INTEREST EARNED | 29,175 | 23 | | |
| 27 | EXCHANGE PROFITS | 275,923 | 215 | | |
| 28 | GAIN DUE TO MONETARY POSITION | (88,530) | (69) | | |
| **8** | **OTHER FINANCIAL OPERATIONS** | **102,773** | **100** | | **100** |
| 29 | OTHER NET EXPENSES (INCOME) NET | 148,092 | 144 | | |
| 30 | (PROFIT) LOSS ON SALE OF OWN SHARES | 0 | 0 | | |
| 31 | (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS | (45,319) | (44) | | |
| **10** | **RESERVE FOR TAXES AND WORKERS' PROFIT SHARING** | **131,856** | **100** | | **100** |
| 32 | INCOME TAX | 87,149 | 66 | | |
| 33 | DEFERED INCOME TAX | 44,707 | 34 | | |
| 34 | WORKERS' PROFIT SHARING | 0 | 0 | | |
| 35 | DEFERED WORKERS' PROFIT SHARING | 0 | 0 | | |

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **2** YEAR **2002**
**U.S. COMMERCIAL CORP., S.A. DE C.V.**

**CONSOLIDATED EARNING STATEMENT**
OTHER CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 36 | TOTAL SALES | 22,476,122 | |
| 37 | NET INCOME OF THE YEAR | 0 | |
| 38 | NET SALES (**) | 23,543,966 | |
| 39 | OPERATION INCOME (**) | 224,356 | |
| 40 | NET INCOME OF MAYORITY INTEREST(**) | 57,538 | |
| 41 | NET CONSOLIDATED INCOME (**) | 3,145 | |

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

STOCK EXCHANGE CODE: **USCOM** QUARTER: **2** YEAR: **2002**
**U.S. COMMERCIAL CORP., S.A. DE C.V.**

**CONSOLIDATED FINANCIAL STATEMENT**
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

**Final Printing**

| REF C | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| **1** | **CONSOLIDATED NET INCOME** | **159,765** | |
| 2 | +(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH | 451,391 | |
| **3** | **CASH FLOW FROM NET INCOME OF THE YEAR** | **611,156** | |
| 4 | CASH FLOW FROM CHANGE IN WORKING CAPITAL | (820,922) | |
| **5** | **CASH GENERATED (USED) IN OPERATING ACTIVITIES** | **(209,766)** | |
| 6 | CASH FLOW FROM EXTERNAL FINANCING | (347,558) | |
| 7 | CASH FLOW FROM INTERNAL FINANCING | 0 | |
| **8** | **CASH FLOW GENERATED (USED) BY FINANCING** | **(347,558)** | |
| **9** | **CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES** | **282,177** | |
| 10 | NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS | (275,147) | |
| 11 | CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD | 2,703,548 | |
| 12 | CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD | 2,428,401 | |

# MEXICAN STOCK EXCHANGE
# SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **2** YEAR: **2002**
**U.S. COMMERCIAL CORP., S.A. DE C.V.**

**CONSOLIDATED FINANCIAL STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF C | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| **2** | **+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH** | **451,391** | |
| 13 | DEPRECIATION AND AMORTIZATION FOR THE YEAR | 266,500 | |
| 14 | + (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS | | |
| 15 | + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE | | |
| 16 | + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION | | |
| 17 | + (-) OTHER ITEMS | 184,891 | |
| **4** | **CASH FLOW FROM CHANGE IN WORKING CAPITAL** | **(820,922)** | |
| 18 | + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE | 250,916 | |
| 19 | + (-) DECREASE (INCREASE) IN INVENTORIES | 21,083 | |
| 20 | + (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE | (88,621) | |
| 21 | + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT | (983,677) | |
| 22 | + (-) INCREASE (DECREASE) IN OTHER LIABILITIES | (20,623) | |
| **6** | **CASH FLOW FROM EXTERNAL FINANCING** | **(347,558)** | |
| 23 | + SHORT-TERM BANK AND STOCK MARKET FINANCING | (150,622) | |
| 24 | + LONG-TERM BANK AND STOCK MARKET FINANCING | (244,083) | |
| 25 | + DIVIDEND RECEIVED | 0 | |
| 26 | + OTHER FINANCING | 47,147 | |
| 27 | (-) BANK FINANCING AMORTIZATION | 0 | |
| 28 | (-) STOCK MARKET AMORTIZATION | 0 | |
| 29 | (-) OTHER FINANCING AMORTIZATION | 0 | |
| **7** | **CASH FLOW FROM INTERNAL FINANCING** | **0** | |
| 30 | + (-) INCREASE (DECREASE) IN CAPITAL STOCKS | | |
| 31 | (-) DIVIDENS PAID | | |
| 32 | + PREMIUM ON SALE OF SHARES | | |
| 33 | + CONTRIBUTION FOR FUTURE CAPITAL INCREASES | | |
| **9** | **CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES** | **282,177** | |
| 34 | + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE | 0 | |
| 35 | (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT | (180,512) | |
| 36 | (-) INCREASE IN CONSTRUCTIONS IN PROGRESS | (1,335) | |
| 37 | + SALE OF OTHER PERMANENT INVESTMENTS | 0 | |
| 38 | + SALE OF TANGIBLE FIXED ASSETS | 180,911 | |
| 39 | + (-) OTHER ITEMS | 283,113 | |

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **2** YEAR: **2002**
**U.S. COMMERCIAL CORP., S.A. DE C.V.**

**RATIOS**
**CONSOLIDATED**

**Final Printing**

| REF P | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | **YIELD** | | | | |
| 1 | NET INCOME TO NET SALES | 0.84 | % | | % |
| 2 | NET INCOME TO STOCK HOLDERS' EQUITY (**) | 1.08 | % | | % |
| 3 | NET INCOME TO TOTAL ASSETS (**) | 0.02 | % | | % |
| 4 | CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME | 0.00 | % | | % |
| 5 | INCOME DUE TO MONETARY POSITION TO NET INCOME | 55.41 | % | | % |
| | **ACTIVITY** | | | | |
| 6 | NET SALES TO NET ASSETS (**) | 1.28 | times | | times |
| 7 | NET SALES TO FIXED ASSETS (**) | 12.17 | times | | times |
| 8 | INVENTORIES ROTATION (**) | 3.77 | times | | times |
| 9 | ACCOUNTS RECEIVABLE IN DAYS OF SALES | 4 | days | | days |
| 10 | PAID INTEREST TO TOTAL LIABILITIES WITH COST (**) | 4.28 | % | | % |
| | **LEVERAGE** | | | | |
| 11 | TOTAL LIABILITIES TO TOTAL ASSETS | 43.75 | % | | % |
| 12 | TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY | 0.78 | times | | times |
| 13 | FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES | 94.90 | % | | % |
| 14 | LONG-TERM LIABILITIES TO FIXED ASSETS | 118.97 | % | | % |
| 15 | OPERATING INCOME TO INTEREST PAID | 2.32 | times | | times |
| 16 | NET SALES TO TOTAL LIABILITIES (**) | 2.93 | times | | times |
| | **LIQUIDITY** | | | | |
| 17 | CURRENT ASSETS TO CURRENT LIABILITIES | 1.48 | times | | times |
| 18 | CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES | 0.61 | times | | times |
| 19 | CURRENTS ASSETS TO TOTAL LIABILITIES | 1.04 | times | | times |
| 20 | AVAILABLE ASSETS TO CURRENT LIABILITIES | 43.32 | % | | % |
| | **CASH FLOW** | | | | |
| 21 | CASH FLOW FROM NET INCOME TO NET SALES | 3.23 | % | | % |
| 22 | CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES | (4.33) | % | | % |
| 23 | CASH GENERATED (USED) IN OPERATING TO INTEREST PAID | (1.83) | times | | times |
| 24 | EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING | 100.00 | % | | % |
| 25 | INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING | 0.00 | % | | % |
| 26 | ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES | (63.97) | % | | |

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **2** YEAR: **2002**
**U.S. COMMERCIAL CORP., S.A. DE C.V.**

**DATA PER SHARE**
**CONSOLIDATED FINANCIAL STATEMENT**

**Final Printing**

| REF D | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | | QUARTER OF PREVIOUS FINANCIAL YEAR Amount | |
|---|---|---|---|---|---|
| 1 | BASIC PROFIT PER ORDINARY SHARE (**) | $ 0.06 | | $ | |
| 2 | BASIC PROFIT PER PREFERENT SHARE (**) | $ 0.00 | | $ | |
| 3 | DILUTED PROFIT PER ORDINARY SHARE (**) | $ 0.00 | | $ | |
| 4 | CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**) | $ 0.00 | | $ | |
| 5 | EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ 0.00 | | $ | |
| 6 | EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ 0.00 | | $ | |
| 7 | EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ 0.00 | | $ | |
| 8 | CARRYING VALUE PER SHARE | $ 5.96 | | $ | |
| 9 | CASH DIVIDEND ACUMULATED PER SHARE | $ 0.00 | | $ | |
| 10 | DIVIDEND IN SHARES PER SHARE | 0.00 | shares | | shares |
| 11 | MARKET PRICE TO CARRYING VALUE | 0.00 | times | | times |
| 12 | MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**) | 0.00 | times | | times |
| 13 | MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**) | 0.00 | times | | times |

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **2** YEAR: **2002**
**U.S. COMMERCIAL CORP., S.A. DE C.V.**

**CONSOLIDATED**
**Final Printing**

**INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK**

**CHARACTERISTICS OF THE SHARES**

| SERIES | NOMINAL VALUE | VALID CUPON | NUMBER OF SHARES | | | | CAPITAL STOCK (Thousands of Pesos) | |
|---|---|---|---|---|---|---|---|---|
| | | | PORTION | PORTION | MEXICAN | SUSCRIPTION | FIXED | VARIABLE |
| B-1 | | 1 | 890,250,000 | | | 890,250,000 | 330,874 | |
| **TOTAL** | | | **890,250,000** | **0** | **0** | **890,250,000** | **330,874** | **0** |

**TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION**
890,250,000
**SHARES PROPORTION BY :**

**CPO'S :**
**UNITS :**
**ADRS's :**
**GDRS's :**
**ADS's :**
**GDS's :**

**REPURCHASED OWN SHARES**

| SERIES | NUMBER OF SHARES | MARKET VALUE OF THE SHARE AT REPURCHASE | MARKET VALUE OF THE SHARE AT QUARTER |
|---|---|---|---|
| B-1 | 0 | 0.00000 | 0.00000 |

# MEXICAN STOCK EXCHANGE
# SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **2** YEAR: **2002**
**U.S. COMMERCIAL CORP., S.A. DE C.V.**

**CONSOLIDATED**
**Final Printing**

**DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.**

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 30 OF JUNE OF 2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

**C.P. QUINTIN H. BOTAS HERNANDEZ**
**APODERADO**

**C.P. JOSE LUIS OCAÑA CASTRO**

**MEXICO, D.F., AT JULY 25 OF 2002**

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: **2** Year: **2002**

**U.S. COMMERCIAL CORP., S.A. DE C.V.**

**NON CONSOLIDATED FINANCIAL STATEMENT**

AT JUNE 30 OF 2002 AND 2001

(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT | | QUARTER OF PREVIOUS | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **1** | **TOTAL ASSETS** | **5,364,004** | **100** | | **100** |
| **2** | **CURRENT ASSETS** | **1,575,325** | **29** | | |
| 3 | CASH AND SHORT-TERM INVESTMENTS | 1,544,053 | 29 | | |
| 4 | ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) | 0 | 0 | | |
| 5 | OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE | 31,272 | 1 | | |
| 6 | INVENTORIES | 0 | 0 | | |
| 7 | OTHER CURRENT ASSETS | 0 | 0 | | |
| **8** | **LONG-TERM** | **3,788,679** | **71** | | |
| 9 | ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) | 0 | 0 | | |
| 10 | INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED | 3,788,679 | 71 | | |
| 11 | OTHER INVESTMENTS | 0 | 0 | | |
| **12** | **PROPERTY, PLANT AND EQUIPMENT** | **0** | **0** | | |
| 13 | PROPERTY | 0 | 0 | | |
| 14 | MACHINERY AND INDUSTRIAL | 0 | 0 | | |
| 15 | OTHER EQUIPMENT | 0 | 0 | | |
| 16 | ACCUMULATED DEPRECIATION | 0 | 0 | | |
| 17 | CONSTRUCTION IN PROGRESS | 0 | 0 | | |
| **18** | **DEFERRED ASSETS (NET)** | **0** | **0** | | |
| **19** | **OTHER ASSETS** | **0** | **0** | | |
| **20** | **TOTAL LIABILITIES** | **54,135** | **100** | | **100** |
| **21** | **CURRENT LIABILITIES** | **54,135** | **100** | | |
| 22 | SUPPLIERS | 0 | 0 | | |
| 23 | BANK LOANS | 0 | 0 | | |
| 24 | STOCK MARKET LOANS | 0 | 0 | | |
| 25 | TAXES TO BE PAID | 54,135 | 100 | | |
| 26 | OTHER CURRENT LIABILITIES | 0 | 0 | | |
| **27** | **LONG-TERM LIABILITIES** | **0** | **0** | | |
| 28 | BANK LOANS | 0 | 0 | | |
| 29 | STOCK MARKET LOANS | 0 | 0 | | |
| 30 | OTHER LOANS | 0 | 0 | | |
| **31** | **DEFERRED LOANS** | **0** | **0** | | |
| **32** | **OTHER LIABILITIES** | **0** | **0** | | |
| **33** | **CONSOLIDATED STOCK HOLDERS' EQUITY** | **5,309,869** | **100** | | **100** |
| **36** | **CONTRIBUTED CAPITAL** | **2,363,835** | **45** | | |
| 37 | PAID-IN CAPITAL STOCK (NOMINAL) | 330,874 | 6 | | |
| 38 | RESTATEMENT OF PAID-IN CAPITAL STOCK | 1,460,526 | 28 | | |
| 39 | PREMIUM ON SALES OF SHARES | 572,435 | 11 | | |
| 40 | CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES | 0 | 0 | | |
| **41** | **CAPITAL INCREASE (DECREASE)** | **2,946,034** | **55** | | |
| 42 | RETAINED EARNINGS AND CAPITAL RESERVE | 1,153,921 | 22 | | |
| 43 | REPURCHASE FUND OF SHARES | 1,539,950 | 29 | | |
| 44 | EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY | 126,433 | 2 | | |
| 45 | NET INCOME FOR THE YEAR | 125,730 | 2 | | |

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **2** YEAR: **2002**
**U.S. COMMERCIAL CORP., S.A. DE C.V.**

**NON CONSOLIDATED FINANCIAL STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **3** | **CASH AND SHORT-TERM INVESTMENTS** | **1,544,053** | **100** | | **100** |
| 46 | CASH | 44 | 0 | | |
| 47 | SHORT-TERM INVESTMENTS | 1,544,009 | 100 | | |
| **18** | **DEFERRED ASSETS (NET)** | **0** | **100** | | **100** |
| 48 | AMORTIZED OR REDEEMED EXPENSES | 0 | 0 | | |
| 49 | GOODWILL | 0 | 0 | | |
| 50 | DEFERRED TAXES | 0 | 0 | | |
| 51 | OTHERS | 0 | 0 | | |
| **21** | **CURRENT LIABILITIES** | **54,135** | **100** | | **100** |
| 52 | FOREING CURRENCY LIABILITIES | 0 | 0 | | |
| 53 | MEXICAN PESOS LIABILITIES | 54,135 | 100 | | |
| **24** | **STOCK MARKET LOANS** | **0** | **100** | | **100** |
| 54 | COMMERCIAL PAPER | | 0 | | |
| 55 | CURRENT MATURITIES OF MEDIUM TERM NOTES | | 0 | | |
| 56 | CURRENT MATURITIES OF BONDS | | 0 | | |
| **26** | **OTHER CURRENT LIABILITIES** | **0** | **100** | | **100** |
| 57 | OTHER CURRENT LIABILITIES WITH COST | 0 | 0 | | |
| 58 | OTHER CURRENT LIABILITIES WITHOUT COST | 0 | 0 | | |
| **27** | **LONG-TERM LIABILITIES** | **0** | **100** | | **100** |
| 59 | FOREING CURRENCY LIABILITIES | 0 | 0 | | |
| 60 | MEXICAN PESOS LIABILITIES | 0 | 0 | | |
| **29** | **STOCK MARKET LOANS** | **0** | **100** | | **100** |
| 61 | BONDS | | 0 | | |
| 62 | MEDIUM TERM NOTES | | 0 | | |
| **30** | **OTHER LOANS** | **0** | **100** | | **100** |
| 63 | OTHER LOANS WITH COST | 0 | 0 | | |
| 64 | OTHER LOANS WITHOUT COST | 0 | 0 | | |
| **31** | **DEFERRED LOANS** | **0** | **100** | | **100** |
| 65 | NEGATIVE GOODWILL | 0 | 0 | | |
| 66 | DEFERRED TAXES | 0 | 0 | | |
| 67 | OTHERS | 0 | 0 | | |
| **32** | **OTHER LIABILITIES** | **0** | **100** | | **100** |
| 68 | RESERVES | 0 | 0 | | |
| 69 | OTHERS LIABILITIES | 0 | 0 | | |
| **44** | **EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY** | **126,433** | **100** | | **100** |
| 70 | ACCUMULATED INCOME DUE TO MONETARY POSITION | 0 | 0 | | |
| 71 | INCOME FROM NON-MONETARY POSITION ASSETS | 126,433 | 100 | | |

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **2** YEAR: **2002**
**U.S. COMMERCIAL CORP., S.A. DE C.V.**

**NON CONSOLIDATED FINANCIAL STATEMENT**
OTHER CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 72 | WORKING CAPITAL | 1,521,190 | |
| 73 | PENSIONS FUND AND SENIORITY PREMIUMS | 0 | |
| 74 | EXECUTIVES (*) | 0 | |
| 75 | EMPLOYERS (*) | 0 | |
| 76 | WORKERS (*) | 0 | |
| 77 | CIRCULATION SHARES (*) | 890,250,000 | |
| 78 | REPURCHASED SHARES (*) | 0 | |

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **2** YEAR: **2002**
**U.S. COMMERCIAL CORP., S.A. DE C.V.**

**NON CONSOLIDATED EARNING STATEMENT**
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

**Final Printing**

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **1** | **NET SALES** | **0** | **100** | | **100** |
| 2 | COST OF SALES | 0 | 0 | | |
| **3** | **GROSS INCOME** | **0** | **0** | | |
| 4 | OPERATING | 0 | 0 | | |
| **5** | **OPERATING INCOME** | **0** | **0** | | |
| 6 | TOTAL FINANCING COST | (75,260) | 0 | | |
| **7** | **INCOME AFTER FINANCING COST** | **75,260** | **0** | | |
| 8 | OTHER FINANCIAL OPERATIONS | (77,231) | 0 | | |
| **9** | **INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING** | **152,491** | **0** | | |
| 10 | RESERVE FOR TAXES AND WORKERS' PROFIT SHARING | 54,615 | 0 | | |
| **11** | **NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING** | **97,876** | **0** | | |
| 12 | SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES | 27,854 | 0 | | |
| **13** | **CONSOLIDATED NET INCOME OF CONTINUOUS** | **125,730** | **0** | | |
| 14 | INCOME OF DISCONTINUOUS OPERATIONS | 0 | 0 | | |
| **15** | **CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS** | **125,730** | **0** | | |
| 16 | EXTRAORDINARY ITEMS NET EXPENSES (INCOME) | 0 | 0 | | |
| 17 | NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES | 0 | 0 | | |
| **18** | **NET CONSOLIDATED INCOME** | **125,730** | **0** | | |

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM**
**U.S. COMMERCIAL CORP., S.A. DE C.V.**

QUARTER: **2** YEAR: **2002**

**NON CONSOLIDATED EARNING STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL | |
|---|---|---|---|---|---|
| R | | Amount | % | Amount | % |
| **1** | **NET SALES** | **0** | **100** | | **100** |
| 21 | DOMESTIC | 0 | 0 | | |
| 22 | FOREIGN | 0 | 0 | | |
| 23 | TRANSLATED INTO DOLLARS (***) | 0 | 0 | | |
| **6** | **TOTAL FINANCING COST** | **(75,260)** | **100** | | **100** |
| 24 | INTEREST PAID | 20 | 0 | | |
| 25 | EXCHANGE LOSSES | 142,039 | 189 | | |
| 26 | INTEREST EARNED | 23,369 | 31 | | |
| 27 | EXCHANGE PROFITS | 229,634 | 305 | | |
| 28 | GAIN DUE TO MONETARY POSITION | 35,684 | 47 | | |
| **8** | **OTHER FINANCIAL OPERATIONS** | **(77,231)** | **100** | | **100** |
| 29 | OTHER NET EXPENSES (INCOME) NET | (31,912) | (41) | | |
| 30 | (PROFIT) LOSS ON SALE OF OWN SHARES | 0 | 0 | | |
| 31 | (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS | (45,319) | (59) | | |
| **10** | **RESERVE FOR TAXES AND WORKERS' PROFIT SHARING** | **54,615** | **100** | | **100** |
| 32 | INCOME TAX | 54,615 | 100 | | |
| 33 | DEFERED INCOME TAX | 0 | 0 | | |
| 34 | WORKERS' PROFIT SHARING | 0 | 0 | | |
| 35 | DEFERED WORKERS' PROFIT SHARING | 0 | 0 | | |

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **2** YEAR **2002**
**U.S. COMMERCIAL CORP., S.A. DE C.V.**

**NON CONSOLIDATED EARNING STATEMENT**
OTHER CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 36 | TOTAL SALES | 1 | |
| 37 | NET INCOME OF THE YEAR | 155,702 | |
| 38 | NET SALES (**) | 0 | |
| 39 | OPERATION INCOME (**) | 1 | |
| 41 | NET CONSOLIDATED INCOME (**) | 57,538 | |

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM**
**U.S. COMMERCIAL CORP., S.A. DE C.V.**

QUARTER: **2** YEAR: **2002**

**NON CONSOLIDATED FINANCIAL STATEMENT**
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

**Final Printing**

| REF C | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | QUARTER OF PREVIOUS FINANCIAL YEAR |
|---|---|---|---|
| | | Amount | Amount |
| **1** | **CONSOLIDATED NET INCOME** | **125,730** | |
| 2 | +(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH | (27,854) | |
| **3** | **CASH FLOW FROM NET INCOME OF THE YEAR** | **97,876** | |
| 4 | CASH FLOW FROM CHANGE IN WORKING CAPITAL | 24,395 | |
| **5** | **CASH GENERATED (USED) IN OPERATING ACTIVITIES** | **122,271** | |
| 6 | CASH FLOW FROM EXTERNAL FINANCING | 0 | |
| 7 | CASH FLOW FROM INTERNAL FINANCING | 0 | |
| **8** | **CASH FLOW GENERATED (USED) BY FINANCING** | **0** | |
| **9** | **CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES** | **292** | |
| 10 | NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS | 122,563 | |
| 11 | CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD | 1,421,490 | |
| 12 | CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD | 1,544,053 | |

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **2** YEAR: **2002**
**U.S. COMMERCIAL CORP., S.A. DE C.V.**

**NON CONSOLIDATED FINANCIAL STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF C | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| **2** | **+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH** | **(27,854)** | |
| 13 | DEPRECIATION AND AMORTIZATION FOR THE YEAR | | |
| 14 | + (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS | | |
| 15 | + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE | | |
| 16 | + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION | | |
| 17 | + (-) OTHER ITEMS | (27,854) | |
| **4** | **CASH FLOW FROM CHANGE IN WORKING CAPITAL** | **24,395** | |
| 18 | + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE | 0 | |
| 19 | + (-) DECREASE (INCREASE) IN INVENTORIES | 0 | |
| 20 | + (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE | (28,481) | |
| 21 | + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT | 0 | |
| 22 | + (-) INCREASE (DECREASE) IN OTHER LIABILITIES | 52,876 | |
| **6** | **CASH FLOW FROM EXTERNAL FINANCING** | **0** | |
| 23 | + SHORT-TERM BANK AND STOCK MARKET FINANCING | | |
| 24 | + LONG-TERM BANK AND STOCK MARKET FINANCING | | |
| 25 | + DIVIDEND RECEIVED | | |
| 26 | + OTHER FINANCING | | |
| 27 | (-) BANK FINANCING AMORTIZATION | | |
| 28 | (-) STOCK MARKET AMORTIZATION | | |
| 29 | (-) OTHER FINANCING AMORTIZATION | | |
| **7** | **CASH FLOW FROM INTERNAL FINANCING** | **0** | |
| 30 | + (-) INCREASE (DECREASE) IN CAPITAL STOCKS | | |
| 31 | (-) DIVIDENS PAID | | |
| 32 | + PREMIUM ON SALE OF SHARES | | |
| 33 | + CONTRIBUTION FOR FUTURE CAPITAL INCREASES | | |
| **9** | **CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES** | **292** | |
| 34 | + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE | 0 | |
| 35 | (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT | 0 | |
| 36 | (-) INCREASE IN CONSTRUCTIONS IN PROGRESS | 0 | |
| 37 | + SALE OF OTHER PERMANENT INVESTMENTS | 0 | |
| 38 | + SALE OF TANGIBLE FIXED ASSETS | 0 | |
| 39 | + (-) OTHER ITEMS | 292 | |

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **2** YEAR: **2002**
**U.S. COMMERCIAL CORP., S.A. DE C.V.**

**RATIOS**
**NON CONSOLIDATED**

**Final Printing**

| REF P | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | QUARTER OF PREVIOUS FINANCIAL YEAR |
|---|---|---|---|
| | **YIELD** | | |
| 1 | NET INCOME TO NET SALES | 0.00 % | % |
| 2 | NET INCOME TO STOCK HOLDERS' EQUITY (**) | 1.08 % | % |
| 3 | NET INCOME TO TOTAL ASSETS (**) | 1.07 % | % |
| 4 | CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME | 0.00 % | % |
| 5 | INCOME DUE TO MONETARY POSITION TO NET INCOME | (28.38) % | % |
| | **ACTIVITY** | | |
| 6 | NET SALES TO NET ASSETS (**) | 0.00 times | times |
| 7 | NET SALES TO FIXED ASSETS (**) | 0.00 times | times |
| 8 | INVENTORIES ROTATION (**) | 0.00 times | times |
| 9 | ACCOUNTS RECEIVABLE IN DAYS OF SALES | 0 days | days |
| 10 | PAID INTEREST TO TOTAL LIABILITIES WITH COST (**) | 0.00 % | % |
| | **LEVERAGE** | | |
| 11 | TOTAL LIABILITIES TO TOTAL ASSETS | 1.01 % | % |
| 12 | TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY | 0.01 times | times |
| 13 | FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES | 0.00 % | % |
| 14 | LONG-TERM LIABILITIES TO FIXED ASSETS | 0.00 % | % |
| 15 | OPERATING INCOME TO INTEREST PAID | 0.00 times | times |
| 16 | NET SALES TO TOTAL LIABILITIES (**) | 0.00 times | times |
| | **LIQUIDITY** | | |
| 17 | CURRENT ASSETS TO CURRENT LIABILITIES | 29.10 times | times |
| 18 | CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES | 29.10 times | times |
| 19 | CURRENTS ASSETS TO TOTAL LIABILITIES | 29.10 times | times |
| 20 | AVAILABLE ASSETS TO CURRENT LIABILITIES | 2,852.23 % | % |
| | **CASH FLOW** | | |
| 21 | CASH FLOW FROM NET INCOME TO NET SALES | 0.00 % | % |
| 22 | CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES | 0.00 % | % |
| 23 | CASH GENERATED (USED) IN OPERATING TO INTEREST PAID | 6,113.55 times | times |
| 24 | EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING | 0.00 % | % |
| 25 | INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING | 0.00 % | % |
| 26 | ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES | 0.00 % | |

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM**
**U.S. COMMERCIAL CORP., S.A. DE C.V.**

QUARTER: **2** YEAR: **2002**

**DATA PER SHARE**
**NON CONSOLIDATED FINANCIAL STATEMENT**

**Final Printing**

| REF D | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | | | QUARTER OF PREVIOUS FINANCIAL YEAR Amount | |
|---|---|---|---|---|---|---|
| 1 | BASIC PROFIT PER ORDINARY SHARE (**) | $ | 0.06 | | $ | |
| 2 | BASIC PROFIT PER PREFERENT SHARE (**) | $ | 0.00 | | $ | |
| 3 | DILUTED PROFIT PER ORDINARY SHARE (**) | $ | 0.00 | | $ | |
| 4 | CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**) | $ | 0.06 | | $ | |
| 5 | EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ | 0.00 | | $ | |
| 6 | EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ | 0.00 | | $ | |
| 7 | EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ | 0.00 | | $ | |
| 8 | CARRYING VALUE PER SHARE | $ | 5.96 | | $ | |
| 9 | CASH DIVIDEND ACUMULATED PER SHARE | $ | 0.00 | | $ | |
| 10 | DIVIDEND IN SHARES PER SHARE | | 0.00 | shares | | shares |
| 11 | MARKET PRICE TO CARRYING VALUE | | 0.00 | times | | times |
| 12 | MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**) | | 0.00 | times | | times |
| 13 | MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**) | | 0.00 | times | | times |

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.